                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                 SCHEDULE 13D


                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)


                              One Up Corporation
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                               (Name of Issuer)

                     Common Stock, no par value per share
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                        (Title of Class of Securities)


                                  681965 10 9
                                --------------
                                (CUSIP Number)


   EAI Partners, Inc.                                  Linda C. Frazier, Esq.
1900 Corporate Boulevard                                  Broad and Cassel
    Suite 305 West              with a copy to:     201 South Biscayne Boulevard
Boca Raton, Florida 33431                                   Suite 3000
----------------------------                            Miami, Florida 33131
(Name, Address and Telephone
  of Persons Authorized to
    Receive Notices and
      Communications)

                               February 1, 1997
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            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following box: [ ]

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D


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CUSIP No. 681965 10 9                                      Page 2 of 3 Pages
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        1           NAME OF REPORTING PERSONS
                    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

                    EAI Partners, Inc.
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        2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a)[ ]
                                                                          (b)[ ]
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        3           SEC USE ONLY

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        4           SOURCE OF FUNDS*

                    WC
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        5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                    REQUIRED PURSUANT TO ITEMS 2(d) or 2                     [ ]

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        6           CITIZENSHIP OR PLACE OF ORGANIZATION

                    FL
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                    7      SOLE VOTING POWER

     NUMBER OF              96,386
      SHARES       -------------------------------------------------------------
   BENEFICIALLY     8      SHARED VOTING POWER
     OWNED BY
       EACH                0
    REPORTING      -------------------------------------------------------------
      PERSON        9      SOLE DISPOSITIVE POWER
       WITH
                           1,903,614
                   -------------------------------------------------------------
                   10      SHARED DISPOSITIVE POWER

                           0
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        11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    2,000,000
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        12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                    CERTAIN SHARES*                                          [ ]

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        13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    7.29%
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        14          TYPE OF REPORTING PERSON*

                    CO
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                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1.  SECURITY AND ISSUER

  Except as expressly amended below, the Schedule 13D, dated November 12, 1996, as heretobefore filed on behalf of EAI Partners, Inc., a Florida corporation (the "Company"), with respect to the shares of common stock, no par value (the "Common Stock") of One Up Corporation, a Florida corporation (the "Issuer"), remains in full force and effect.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

  Item 5. is hereby amended in its entirety to read as follows:

  (a) EAI may be deemed to beneficially own an aggregate of 2,000,000 shares of Common Stock, representing approximately 7.29% of the total shares of Common Stock deemed outstanding. Such shares of Common Stock represent 96,386 shares of Common Stock owned beneficially by EAI, and an option, exercisable within 60 days of the date hereof, to purchase an additional 1,903,614 shares of Common Stock, as described below. Pursuant to the Stock Option Agreement dated November 12, 1996 among the Issuer, EAI and Richard G. Dews (the "Stock Option Agreement"), EAI was granted an option to purchase 6,000,000 shares of Common Stock. Of such option, the option to purchase 2,000,000 shares of Common Stock has vested or will vest within 60 days of the date hereof. To date, EAI has exercised a portion of such option and purchased 96,386 shares of Common Stock. Pursuant to the Stock Option Agreement, EAI was granted an irrevocable proxy with respect to 50% of the shares of Common Stock issuable upon exercise of the option. However, the irrevocable proxy was cancelled effective February 1, 1997.

  (b) EAI has sole power to vote 96,386 shares of Common Stock, representing shares of Common Stock owned of record. EAI also has sole power to dispose of or direct the disposition of an option, exercisable within 60 days of the date hereof, to purchase an additional 1,903,614 shares of Common Stock.

  (c) EAI exercised its option to purchase 96,386 shares of Common Stock.

  (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of such securities of the Issuer.

  (e) Not applicable.

  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                       EAI PARTNERS, INC., a Florida corporation


Dated:  As of February 1, 1997         By: /s/ Milton Barbarosh
                                           ----------------------------------
                                           Milton Barbarosh, President



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